                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                 For May 9, 2005
                         Commission File Number 0-50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X           Form 40-F
                                     -------                  -------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                         No   X
                               -------                    ------

This Form 6-K consists of:

"NORTHWESTERN MINERAL VENTURES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 31, 2005

The following discussion of the financial condition and results of the operations of Northwestern Mineral Ventures Inc. ("Northwestern" or the
"Company") constitutes management's review of the factors that affected the
Company's financial and operating performance for the three months ended March
31, 2005. This discussion dated April 27, 2005 should be read in conjunction with the Company's audited Financial Statements and Notes to the Financial
Statements for periods ended December 31, 2004 and December 31, 2003, and the interim financial statements for the period January 1, 2005 to March 31, 2005, which have all been prepared in accordance with Canadian generally accepted accounting principles. These documents along with others published by the
Company are available on SEDAR at www.sedar.com or from the office of the
Company.

The Company was formed in September 2003 for the purpose of acquiring, exploring and developing properties prospective for the discovery of precious and base metals and other minerals. The Company does not have any projects that generate revenue at this time. The Company's ability to carry out its business plan rests with its ability to secure equity and other financings.

The Company's common shares trade on the TSX Venture Exchange under the symbol
"NWT", under the symbol "NMV" on the Berlin Stock Exchange and on the Frankfurt
Stock Exchange and on the NASD Bulletin Board, under the stock symbol "NWTMF".

OVERVIEW OF PERFORMANCE
The Company is focused on uranium and iron oxide copper gold ("IOCG")
exploration in Canada's Northwest Territories and in Mexico. The Company has
optioned from Fronteer Development Group Inc. ("Fronteer") (TSX: FRG) four mineral properties - the McPhoo, Achook, Conjuror and the Longtom claims - in
Canada's Northwest Territories (the "Bear Project"). The Company has also optioned a silver-gold project (the "Pichachos Project") in Durango State,
Mexico from RNC Gold Inc. (TSX:RNC). During the year ended December 31, 2004, the McPhoo, Achook and Conjuror claims were allowed to lapse; however, the
Company's Option Agreement terms with Fronteer remain in place for the Longtom claims. The lapse of the McPhoo, Achook and Conjuror claims have not significantly impacted current operations.

BEAR PROJECT, NWT
During the year ended December 31, 2004, the Company completed a joint
$1,000,000 exploration program on the Longtom claim with Fronteer. The Company contributed $500,000, while Fronteer contributed the other $500,000 towards the exploration program. The Company expects to develop a program of exploration in the amount of $500,000 in 2005 to further develop the uranium targets found from previous exploration.

PICHACHOS PROJECT, MEXICO
During the year ended December 31, 2004 the Company commissioned Watts, Griffis
& McOuat ("WGM"), Consulting Geologists, to complete an initial scoping study and NI 43-101 compliant Technical Report of the Pichachos Project. The report identified the most promising IOCG targets and developed a Recommended Work
Program. Both documents are available on SEDAR at www.sedar.com. The Recommended
Work Program has an estimated budget of $526,000 and is comprised of airborne magnetometer surveys, soil geochemistry surveys, underground development and trenching. The Recommended Work Program commenced in February, 2005 and is expected to be completed in the third quarter of 2005.

Based on the results of the Recommended Work Program, the Company will determine if advancement to the second phase of exploration on the Pichachos Project is warranted. If initiated, the second phase of exploration would require the
Company to incur an additional $1.0 million in exploration and development expenditures.

The overall objective of the Company is to expand the geological knowledge related to the Bear and Pichachos Projects and to assist with the development of mineralization that is economically significant. The Company will also continue to evaluate the acquisition of

other high quality exploration properties in order to augment and strengthen its current Uranium and IOCG property portfolio.

RESULTS OF OPERATIONS/MINERAL ACTIVITIES
For the three months ended March 31, 2005, the Company incurred deferred exploration expenses of $33,398 (22,197 in the first quarter of 2004) on the
Bear Project and $185,779 (nil in the first quarter of 2004) on the Picachos
Project in Mexico. The loss from operations for the three months ended March 31,
2004, 2004 was $135,479 or $0.00 per share ($400,918 or $0.07 per share in the first quarter of 2004).

The loss from operations for first quarter of 2005 was as a result of expenditures on investor relations and business development, management services and office costs.

Mineral property activities during 2004 for the Bear Project consisted of two option payments totaling $50,000 made to Fronteer and the commencement of exploration activities in the second quarter which lead to diamond drilling during the third quarter. The Company and Fronteer each contributed $500,000, for the cost of the $1 million exploration program. The Company expects to develop a program of exploration in the amount of $500,000 in 2005 to further develop the uranium targets found in previous exploration.

In the third quarter of 2004, the Company acquired an option on the Picachos silver-gold project in Mexico from RNC Gold Inc. The Company is required to spend $500,000 in the first year and an additional $1 million in the following
18 months. It must also complete a feasibility study to earn an undivided 50%
interest in the Pichachos Project. Subsequent to December 31, 2004 the Company
has commenced a Recommended Work Program in the amount of $526,000 and comprised of airborne magnetometer surveys, soil geochemical surveys, underground development and trenching. The Company expects that the Recommended Work Program will be completed in the third quarter of 2005.

SUMMARY OF QUARTERLY RESULTS
                                     MARCH 31, 2005      DECEMBER 31, 2004      SEPTEMBER 30, 2004      JUNE 30, 2004
                                     --------------      -----------------      ------------------      -------------
                                                  $                      $                       $                  $
                                   ----------------- ---------------------- ----------------------- ------------------

Revenue                                           -                      -                       -                  -
Net loss for the period                     135,479                415,146                 186,657            118,739
Net loss per share (1)                        0.003                  0.011                   0.005              0.003
Total assets                              2,086,254              1,896,035               1,334,000          1,408,365
Shareholders' equity                      2,064,481              1,698,410               1,199,168          1,278,793

                                     MARCH 31, 2004   DECEMBER 31, 2003(2)
                                   ----------------- ----------------------
                                                  $                      $
                                   ----------------- ----------------------
Revenue                                           -                      -
Net loss for the period                     400,918                 33,097
Net loss per share (1)                        0.027                   0.01
Total assets                              1,465,562                172,413
Shareholders' equity                      1,397,532                162,413

(1)  Loss per share remains the same on a fully diluted basis

(2)  The information for the 4th quarter ended December 31, 2003 related to the period from incorporation in September 2003 to December 2003.

LIQUIDITY AND CAPITAL RESOURCES

On January 27, 2005, the Company raised approximately $500,000 by issuing
666,667 units at a price of $0.75 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006. In addition 100,000 stock options were exercised during the three months ending March 31, 2005 at an exercise price of $0.575 for total gross proceeds to the Company of $57,500.

At March 31, 2005 the Company had a working capital surplus of $1,093,052
(964,035 at March 31, 2004). The Company has sufficient funds to meet its current property option obligations, however the ability of the Company to successfully acquire additional mineral projects is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

SHARES ISSUED AND OUTSTANDING
As of March 31, 2005, the issued and outstanding common shares of the Company totaled 38,427,167. In addition, 960,000 stock options have been granted to purchase common shares and there are 1,618,917 share purchase warrants and
31,500 broker warrants outstanding which also entitle the holders to purchase common shares of the Company. These stock options, warrants and broker warrants, if exercised, would result in the issuance of 2,610,417 common shares of the
Company.

RELATED PARTY TRANSACTIONS
During the three months ending March 31, 2005 consulting fees paid to officers and directors totaled $26,400 ($37,400 for first quarter of 2004).

PROPOSED TRANSACTIONS
While the Company continues to evaluate quality exploration projects and financing opportunities, there are no transactions currently pending.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report contains forward-looking statements that are based on beliefs of its management as well as assumptions made by and information currently available to management of the Company. When used in this Report, the words "estimate",
"believe", "anticipate", "intend", "expect", "plan", "may", "should", "will", and the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those statements. Such risks and uncertainties include those set forth under "Risks and Uncertainties" above. The statements contained in this Report speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                          On behalf of the Board of Directors

April 27, 2005                                                    Kabir Ahmed
Toronto, Ontario                                              President & CEO

                             NOTICE TO SHAREHOLDERS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2005

                       NORTHWESTERN MINERAL VENTURES INC.

Responsibility for Financial Statements

The accompanying financial statements for Northwestern Minerals Ventures Inc.
have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise

determination of many assets and liabilities is dependent upon future events.
Therefore, estimates and approximations have been made using careful judgment.
Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Northwestern Minerals Ventures Inc. have not performed a review of the unaudited financial statements for the three months ended March 31, 2005 and March 31, 2004.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

                                 Balance Sheets
                                                              March 31,      December 31,
                                                                2005            2004
                                                             (Unaudited)      (Audited)
-----------------------------------------------------------------------------------------

ASSETS

Current
     Cash and equivalents                                     $ 1,044,853    $ 1,083,675
     Amounts receivable and prepaid expenses                       69,972         77,985
-----------------------------------------------------------------------------------------
                                                                1,114,825      1,161,660

Equipment, net of accumulated amortization                          3,947          3,575

Interest in exploration properties and deferred exploration
expenditures (Note 2)                                             967,482        730,800
-----------------------------------------------------------------------------------------
                                                              $ 2,086,254    $ 1,896,035
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
     Accounts payable and accrued liabilities                 $    21,773    $   197,625
-----------------------------------------------------------------------------------------
Shareholders' equity

Share capital
     Authorized - unlimited common shares
     Issued
     Common shares (Note 3 and Schedule I)                      2,590,732      2,171,849
     Warrants (Note 4 and Schudule I)                             383,602        256,935
     Contributed surplus (Note 5 and Schedule I)                  380,183        424,183

Accumulated deficit                                            (1,290,036)    (1,154,557)
-----------------------------------------------------------------------------------------
                                                                2,064,481      1,698,410
-----------------------------------------------------------------------------------------
                                                              $ 2,086,254    $ 1,896,035
-----------------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

                      Statements of Operations and Deficit

                                                                         CUMULATIVE FROM
                                                                          inception to         Three Months Ended
                                                                            March 31,               March 31,
                                                                              2005                 (Unaudited)
                                                                           (UNAUDITED)          2005             2004
---------------------------------------------------------------------------------------------------------------------------

Expenses
    Investor relations and business development                         $       467,601    $       100,401  $        29,613
    Stock based compensation expense                                            424,183           -                 308,000
    Management and administrative services                                      157,500             22,500           37,500
    Office and administration                                                   118,413             39,617            3,417
    Professional fees                                                            87,776              4,169           22,388
    Filing and listing fees                                                      78,839             13,699         -
    Amortization                                                                    924                293         -
                                                                        ---------------    ---------------   --------------
                                                                              1,335,236            180,679          400,918
                                                                        ---------------    ---------------  ---------------

Net loss for the period and from inception
before the following:                                                        (1,335,236)          (180,679)        (400,918)

Future income tax recovery (Note 3(c))                                          (45,200)           (45,200)         -
                                                                        ---------------    ---------------   --------------

Net loss for the period and from inception                                   (1,290,036)         (135,479)         (400,918)

ACCUMULATED DEFICIT, beginning of period                                       -               (1,154,557)          (33,097)
                                                                        ---------------    ---------------  ---------------

ACCUMULATED DEFICIT, end of period                                      $    (1,290,036)   $   (1,290,036)  $      (434,015)
---------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share (Note 6)                                                  $          0.00  $          0.07
---------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares                                                        38,043,833        5,766,667
---------------------------------------------------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF CASH FLOWS

                                                                         Cumulative from
                                                                          inception to            Three Months Ended
                                                                            March 31,                 March 31,
                                                                              2005                   (Unaudited)
                                                                           (Unaudited)            2005            2004
---------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in)

OPERATING ACTIVITIES
   Net loss for the period and from inception                           $    (1,290,036)    $     (135,479)  $     (400,918)
   Stock based compensation expense                                             424,183           -                 308,000
   Amortization                                                                     924                293         -
   Changes in non-cash working capital items                                    (48,199)          (167,839)          50,014
                                                                        ---------------    ---------------  ---------------
                                                                               (913,128)          (303,025)         (42,904)
                                                                        ---------------    ---------------- ---------------
INVESTING ACTIVITIES
   Equipment purchase                                                            (4,871)              (665)         -
   Interest in exploration properties and deferred
   exploration                                                                 (967,482)          (236,682)         (22,197)
                                                                        ---------------    ----------------   --------------
                                                                               (972,353)          (237,347)         (22,197)
                                                                        ---------------     --------------- ---------------

FINANCING ACTIVITIES
   Issue of common shares, net of issue costs                                 2,488,385            501,550        1,328,037
   Issue of warrants                                                            246,540           -                -
   Issue of special warrants, net of issue costs                                195,409           -                -
                                                                        ---------------    ---------------   --------------
                                                                              2,930,334            501,550        1,328,037
                                                                        ---------------    ---------------  ---------------

Change in cash and equivalents                                                1,044,853            (38,822)       1,262,936

Cash and equivalents, beginning of period                                      -                 1,083,675          172,413
                                                                        ---------------    ---------------  ---------------

Cash and equivalents, end of period                                     $     1,044,853    $     1,044,853  $     1,435,349
---------------------------------------------------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

SCHEDULE I

STATEMENTS OF SHAREHOLDERS' EQUITY FROM COMMENCEMENT OF OPERATIONS, SEPTEMBER 26, 2003
TO MARCH 31, 2005

                                   (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------
                                                               Special                Contributed    Accumulated
                                          Common shares        Warrants    Warrants      Surplus        Deficit       Total
                                          -------------        --------    --------      -------        -------       -----
                                        #              $          $           $            $              $            $

Issue of shares for cash               2,000,000         101     -           -                                            101
Issue of special warrants for cash      -            -           195,409     -            -              -            195,409
Loss for the year                       -            -           -           -            -             (33,097)      (33,097)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003             2,000,000         101     195,409     -            -             (33,097)      162,413
Public offering, net of issue costs   30,000,000   1,321,537     -           -            -              -          1,321,537
Conversion of special warrants         4,000,000     195,409    (195,409)    -            -              -           -
Flow through private placement, net
of issue costs                           206,000     114,891     -           -            -              -            114,891
Stock-based compensation                -            -           -           -            424,183        -            424,183
Private placement, net of issue costs  1,454,500     539,911     -           256,935      -              -            796,846
Loss for the year                       -            -           -           -            -          (1,121,460)   (1,121,460)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004            37,660,500   2,171,849     -           256,935      424,183    (1,154,557)    1,698,410
Private placement, net of issue
costs (Note 3(a))                        666,667     362,583     -           126,667      -              -            489,250
Exercise of stock options (Note 3(b))    100,000     101,500     -           -            (44,000)       -             57,500
Flow through tax effect on date of
renunciation (Note 3(c))                -           (45,200)     -           -            -              -            (45,200)
Loss for the three months ended
March 31, 2005                          -            -           -           -            -            (135,479)     (135,479)
-----------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2005               38,427,167   2,590,732     -           383,602      380,183    (1,290,036)    2,064,481
-----------------------------------------------------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements

                        THREE MONTHS ENDED MARCH 31, 2005
                                   (UNAUDITED)
--------------------------------------------------------------------------------
1. NATURE OF OPERATIONS, ACCOUNTING POLICIES AND GOING CONCERN

Northwestern Mineral Ventures Inc. (the "Company") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated
September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals in Canada and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at March 31, 2005, the Company had cash and equivalents of $1,044,853 and working capital of $1,093,052. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due. However, the Company does not have sufficient resources to meet its exploration property expenditures as described in Note 5 of the audited December 31, 2004 financial statements.
The Company's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is some doubt about the ability of the Company to continue as a going concern. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The unaudited financial statements have been prepared in accordance with
Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2005 may not be necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the
Company's annual financial statements for the year ended December 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended
December 31, 2004.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements

                        THREE MONTHS ENDED MARCH 31, 2005
                                   (UNAUDITED)
--------------------------------------------------------------------------------
2. INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

At March 31, 2005, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:

                        Opening                       Ending         Ending
                        Balance                       Balance        Balance
                       January 1,                     March 31,    December 31,
                          2005       Additions (2)      2005           2004
--------------------------------------------------------------------------------

Bear Project (1)        $560,767       $ 33,398       $594,165       $560,767
Pichachos Project (1)    154,764        185,779        340,543        154,764
Other                     15,269         17,505         32,774         15,269
--------------------------------------------------------------------------------
                        $730,800       $236,682       $967,482       $730,800
--------------------------------------------------------------------------------

(1) The descriptions of these properties can be found in Note 5 of the December
31, 2004 audited financial statements.

(2) Refer to Supplement I of the March 31, 2005 unaudited financial statements for details of additions to the Company's interest in exploration properties and deferred exploration expenditures.

3. SHARE CAPITAL

Refer to Supplement II of the March 31, 2005 unaudited financial statements for a breakdown of outstanding securities as of April 18, 2005 to comply with Form
51-102F1.

(a) On January 27, 2005, the Company issued 666,667 units in a non-brokered private placement at a price of $0.75 per unit for gross proceeds of $500,000.
Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006. The warrants were valued at
$126,667 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 65%; risk-free interest rate - 4.0%; and an expected average life of 18 months.

(b) Stock options to acquire 100,000 common shares at $0.575 per share were exercised for gross cash proceeds of $57,500.

(c) Refer to Note 6(b)(4) of the audited December 31, 2004 financial statements.

4. WARRANTS

The following table reflects the continuity of warrants and broker warrants:

                            December 31,                          March 31,
                Exercise      2004                   Expired /      2005     Black- Scholes
Expiry Date       Price      Balance       Issued    Exercised     Balance     Value ($)
-------------------------------------------------------------------------------------------

April 15, 2006   $  0.95     450,000          --          --       450,000     126,000
April 15, 2006   $  0.70      31,500          --          --        31,500      10,395
June 3, 2006     $  0.95     502,250          --          --       502,250     120,540
July 27, 2006    $  0.93        --         666,667        --       666,667     126,667
                             983,750       666,667        --     1,650,417     383,602
-------------------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements

                                    THREE MONTHS ENDED MARCH 31, 2005
                                                  (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
5. STOCK OPTIONS AND CONTRIBUTED SURPLUS

The following table reflects the continuity of stock options:

                                                               Number of                Weighted Average
                                                                 Options                  Exercise Price
                                                                                                  ($)
--------------------------------------------------------------------------------------------------------------------

     Balance, December 31, 2004 (audited)                       (1,060,000)                           0.61
     Exercised                                                    (100,000)                           0.58
--------------------------------------------------------------------------------------------------------------------
     Balance,  March 31, 2005 (unaudited)                       (1,160,000)                           0.61
--------------------------------------------------------------------------------------------------------------------

As at March 31, 2005, the Company had the following stock options outstanding:

                            BLACK-SCHOLES                NUMBER OF             EXERCISE               EXPIRY
                                VALUE ($)                   OPTIONS               PRICE ($)             DATE
--------------------------------------------------------------------------------------------------------------------

                                     264,000                  600,000            0.575            March 26, 2009
(1)                                  116,183                  300,000            0.675            April 23, 2007
(2)                                 -                          60,000            0.720            October 22, 2007
--------------------------------------------------------------------------------------------------------------------
                                     380,183                  960,000
--------------------------------------------------------------------------------------------------------------------

(1) On April 23, 2004, 300,000 stock options exercisable at $0.675 per share were issued to a firm that provides investor relations to the Company. The following assumptions were used under the Black-Scholes option-pricing model:
dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4%
and an expected life of 3 years. These options were valued at $128,850. As of
March 31, 2005, $116,183 was included in contributed surplus. The remaining
$12,667 will be expensed in the statement of operations and deficit for the period ended June 30, 2005.

(2) On October 22, 2004, 60,000 stock options exercisable at $0.72 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $27,600 and will be charged to exploration property expenditures when certain vesting conditions have been met.

6. LOSS PER SHARE (LPS)

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and accordingly basic and diluted LPS are the same.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
THREE MONTHS ENDED MARCH 31, 2005
(UNAUDITED)
--------------------------------------------------------------------------------
7. RELATED PARTY TRANSACTIONS

The Company was charged $26,400 during the period (2004 - $37,500) for consulting and other services rendered by directors and/or officers of the
Company. The entire amount has been expensed in the statement of operations and deficit.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

8. INCOME TAXES

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.
This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited December 31, 2004 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Financial Statements
THREE MONTHS ENDED MARCH 31, 2005
(UNAUDITED)
--------------------------------------------------------------------------------
INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

ACTIVITY DURING THE PERIOD

                                                  Three Months Ended
                                                      March 31,
                                                     (Unaudited)
                                               2005                2004
--------------------------------------------------------------------------------

Bear Project
     Opening balance                        $ 560,767            $    --
--------------------------------------------------------------------------------
     Core analysis                             29,192                 --
     General                                     --                 22,197
     Assaying and sampling                      5,699                 --
     Interest income                           (1,493)                --
--------------------------------------------------------------------------------
     Activity during the period                33,398               22,197
--------------------------------------------------------------------------------
     Closing balance                        $ 594,165            $  22,197
--------------------------------------------------------------------------------
Pichachos Project
     Opening balance                        $ 154,764            $    --
--------------------------------------------------------------------------------
     Geological, reports and maps              69,178                 --
     Staking                                   15,926                 --
     General                                   11,160                 --
     Analysis and assaying                     91,008                 --
     Interest income                           (1,493)                --
--------------------------------------------------------------------------------
     Activity during the period               185,779                 --
--------------------------------------------------------------------------------
     Closing balance                        $ 340,543            $    --
--------------------------------------------------------------------------------
Other
     Opening balance                        $  15,269            $    --
--------------------------------------------------------------------------------
     Acquisition costs                         17,505                 --
--------------------------------------------------------------------------------
     Activity during the period                17,505                 --
--------------------------------------------------------------------------------
     Closing balance                        $  32,774            $    --
--------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Financial Statements
THREE MONTHS ENDED MARCH 31, 2005
(UNAUDITED)
---------------------------------------------------------------------------------------------------------------------------
INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

CUMULATIVE FROM INCEPTION

                                               Bear Project       Pichachos Project          Other                Total
---------------------------------------------------------------------------------------------------------------------------

Option payments                              $        50,000        $      -            $      -            $        50,000
Acquisition costs                                   -                     -                      32,774              32,774
Core analysis                                         29,192               -                   -                     29,192
Claim payments                                         1,500               -                   -                      1,500
Staking                                             -                        15,926            -                     15,926
Transportation                                       210,997                  3,836            -                    214,833
Drilling                                              85,865                  3,405            -                     89,270
General                                               60,679                 28,508            -                     89,187
Camp costs                                            60,671                  5,940            -                     66,611
Project management fees                               40,759                  8,965            -                     49,724
Labour                                                29,741                  8,830            -                     38,571
Consulting fees                                       13,594               -                   -                     13,594
Geological, reports and maps                        -                        65,613            -                     65,613
Professional fees                                   -                         8,535            -                      8,535
Analysis and assays                                   16,707                196,524            -                    213,231
Interest income                                      (5,540)                 (5,539)            -                   (11,079)
---------------------------------------------------------------------------------------------------------------------------
                                             $       594,165        $       340,543     $        32,774     $       967,482
---------------------------------------------------------------------------------------------------------------------------

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement II to Financial Statements
THREE MONTHS ENDED MARCH 31, 2005
(UNAUDITED)
--------------------------------------------------------------------------------
The following securities were outstanding as at April 18, 2005:

i) 38,427,167 common shares

ii) Stock Options

                    NUMBER OF          EXERCISE             EXPIRY
                     OPTIONS           PRICE ($)             DATE
--------------------------------------------------------------------------------

                      600,000            0.575            March 26, 2009
                      300,000            0.675            April 23, 2007
                       60,000            0.720            October 22, 2007
--------------------------------------------------------------------------------
                     960,000
--------------------------------------------------------------------------------

iii) Warrants

                                 December 31,                         April 18,
                       Exercise      2004                Expired /      2005
    Expiry Date         Price      Balance      Issued   Exercised    Balance
--------------------------------------------------------------------------------

April 15, 2006          $  0.95     450,000        --       -         450,000
April 15, 2006          $  0.70      31,500        --       -          31,500
June 3, 2006            $  0.95     502,250        --       -         502,250
July 27, 2006           $  0.93        --       666,667     -         666,667
                                 -----------------------------------------------
                                    983,750     666,667     -       1,650,417
                                 -----------------------------------------------

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Northwestern Mineral Ventures Inc.

                                           By: /s/ Kabir Ahmed
                                               ---------------
                                               Kabir Ahmed
                                               President

Date: May 9, 2005